Exhibit 99.1

Taomee Holdings Limited Announces Retention of Legal and Financial Advisors by the Special Committee to Consider “Going Private Proposal”

SHANGHAI, June 26, 2015 — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today announced that following the formation of the special committee consisting of three independent directors, Mr. JP Gan, Mr. Shengwen Rong and Mr. Ted Lai (the “Special Committee”) by the board of directors (the “Board”) to consider the previously announced non-binding “going private” proposal that the Board received on June 1, 2015, the Special Committee has retained Duff & Phelps Securities, LLC as its financial advisor and Ropes & Gray as its international legal counsel to assist the Special Committee in this process.

The Company cautions its shareholders and others considering trading in its securities that the Company has just received the non-binding proposal and has not made any decisions with respect to the Company’s response to the proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games, and mobile applications, as well as through traditional media, including animated box office films, TV series, books, and consumer products, most notably toys and trading cards. Its online community regularly achieves top search ranking in mainland China, Hong Kong, and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

For further information, please contact

Taomee Holdings Limited

Angela Wang

+86-21-61280056 Ext 8651

ir@taomee.com